August 22, 2019

Via Email

Lisa Sellars

United States Securities and Exchange Commission

100 F Street

Washington, DC 20549

Re: Digital Brand Media & Marketing Group, Inc.

Dear Ms. Sellars:

I write in response to your letter of August 13, 2019 relating primarily to Item9A, Controls and Procedures, of the Form l0K filed April 23, 2019.

This firm has now had the opportunity to review that filing and are proposing that the Company amend its filing to include the language contained in the attached Item9A: Controls and Procedures. I'd like to arrange a time to speak with you regarding whether that proposed language would resolve the matters raised in your comment letter.

Very truly yours,

/s/ Maranda E. Fritz

Maranda E. Fritz

MEF

Maranda.Fritz@ThompsonHine.com Fax: 212.344.6101 Phone: 212.908.3966

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